FRANKLIN LIMITED DURATION INCOME TRUST

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

September 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Franklin Limited Duration Income Trust (the “Registrant”)

            Registration Statement on Form N-2 (File No. 333-225639)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on September 13, 2018 or as soon as practicable thereafter.

The Registrant hereby requests that you notify Jay Spinola of Willkie Farr & Gallagher LLP at (212) 728-8970 or Bissie Bonner of Willkie Farr & Gallagher LLP at (212) 728-8955 by telephone once the Registration Statement has been declared effective.

Very truly yours,

By: _/s/Karen L. Skidmore
Name:  Karen L. Skidmore
Title:    Vice President and Secretary